September 24, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Vanessa Robertson

Lisa Vanjoske

Tonya K. Aldave

Justin Dobbie

Re:	BioNTech SE
Registration Statement on Form F-1
Filed September 9, 2019
File No. 333-233688

Ladies and Gentlemen:

On behalf of BioNTech SE (“BioNTech” or the “Company”), we are submitting this letter in response to a letter, dated September 19, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, which was filed publicly with the Commission on September 9, 2019 (the “Registration Statement”). The Company is concurrently electronically submitting for filing the Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Registration Statement).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 24, 2019

Registration Statement on Form F-1

Dilution, page 103

1.

Please explain why the pro forma net tangible book value per share does not include the receipt of proceeds of €190.2 million relating to ordinary shares registered before June 30, 2019 under the Series B private placement that is included in the pro forma Capitalization.

Response to Comment No. 1: The Company respectfully advises the Staff that the €190.2 million in proceeds are included in the June 30, 2019 actual net tangible book value. The ordinary shares were sold before June 30 and the share capital amount was paid-in by investors as of this date. The remaining cash proceeds related to capital reserves were received after June 30. Because the ordinary shares had been sold prior to June 30 and all proceeds were received from investors ahead of the issuance date of the interim financial statements as of and for the six months ended June 30, 2019, the €190.2 million receivable is reflected as an asset in the Company’s June 30 balance sheet, included within the line item “Other financial assets.” Accordingly, in the Capitalization table, the pro forma cash amount reflects the €190.2 million cash increase while it had no impact on total assets. The pro forma increase in assets is only related to the post-June 30 €7.7 million cash received in the second tranche of the Company’s Series B financing and the €49.9 million cash received from the Bill and Melinda Gates Foundation investment. Similarly, in Dilution, the €190.2 million was recorded as an asset at June 30, and is therefore included in the June 30 actual net tangible book value.

The Company has included disclosure on pages 14, 101 and 103 to clarify this point.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Revenue, page 109

2.

Please clarify in your disclosure that the significant increase in collaboration revenue from the Sanofi agreement in 2018 was due to a reimbursement of 50% of Cellscript sublicense costs pursuant to a separate Sub-sublicense agreement.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages 110 and F-45 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 24, 2019

Biotech Business Unit

Comparison of the Six Months Ended June 30, 2019 and 2018

Revenue, page 115

3.

You disclose that the increase in revenue in your Clinical segment from the six months ended June 30, 2018 to the six months ended June 30, 2019 was predominantly due to the progress of your collaboration agreement with Sanofi into the clinical stage from the research stage. However, the table on page 110 shows a decrease in revenue from the Sanofi agreement for those periods. Please clarify.

Response to Comment No. 3: The Company respectfully advises the Staff that the reference to Sanofi on page 115 should instead be to Pfizer. The Company has amended its disclosure accordingly.

Business

Eli Lilly TCR Therapy Collaboration, page 206

4.

We note your reference here to “low double-digit percentages.” Please revise your disclosure to narrow the royalty range to no more than ten percentage points (for example, between twenty and thirty percent).

Response to Comment No. 4: The Company respectfully advises the Staff that, following its discussions with the Staff, it has amended its disclosure on page 206 to specify that the royalty range is between the low single digits and the very low double digits, which the Company believes indicates a range of not more than ten percentage points and is appropriate given the royalty range in this instance.

Penn Agreement, page 239

5.

We note your response to our prior comment 4 and reissue in part. Please quantify more specifically the maximum aggregate milestone payments under the Penn Agreement, as opposed to providing a wide range of potential milestone payments of “up to an eight-figure dollar amount.”

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the disclosure on page 239 of the Amended Registration Statement in response to the Staff’s comment.

4 Revenue from contracts with customers, page F-44

6.

We acknowledge your response to prior comment 5 and your revised disclosure. Please clarify in the disclosure that the reimbursement is for 50% of Cellscript sublicense costs as you stated in the response. Please also disclose that the Sub-sublicense Agreement is dated December 22, 2018.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 24, 2019

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on pages 110 and F-45 of the Amended Registration Statement in response to the Staff’s comment.

*****

Please contact me at (212) 841-1111 or Matthew T. Gehl at (212) 841-1113 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric W. Blanchard
Eric W. Blanchard
Covington & Burling LLP

cc:	Prof. Ugur Sahin, M.D., BioNTech SE
Dr. Sierk Poetting, Ph.D., BioNTech SE
Dr. James Ryan, Ph.D., BioNTech SE
Paul Claydon, Covington & Burling LLP
Kristian Wiggert, Covington & Burling LLP
Matthew T. Gehl, Covington & Burling LLP
Jochen Dieselhorst, Freshfields Bruckhaus Deringer LLP
Peter Versteegen, Freshfields Bruckhaus Deringer LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP
Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP